Mail Stop 4561

July 29, 2008

Mr. Kenton K. Alder
President and Chief Executive Officer
TTM Technologies, Inc.
2630 South Harbor Boulevard
Santa Ana, CA 92704

Re: TTM Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 17, 2008
File No. 0-31285

Dear Mr. Alder:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief